Filed pursuant to Rule 253(g)(2)

File No. 024-11815

This Supplement No. 1, dated July 11, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated June 28, 2022, of Landa App 3, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to correct a scrivener's error with respect to the monthly property tax information in the Master Series Table found on page viii of the Offering Circular for the following Series: Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC. The information in the Master Series Table related to such Series is superseded by the revised Master Series Table with respect to such Series as set forth below.

SUPPLEMENT NO. 1 DATED JULY 11, 2022 TO THE OFFERING CIRCULAR DATED JUNE 28, 2022

LANDA APP 3 LLC

6 W. 18th Street, 12th Floor

New York, NY 10011

(646) 905-0931

Landa.app

Master Series Table

Series	Offering Status	Qualification Date	Closing Date	Total Number of Shares Sold(2)	Total Proceeds Raised(2)	Monthly Rental Income($)(3)	Monthly Property Tax($)	Monthly Insurance Expense($)
Landa Series 368 Irwin Street NE(1)(4)(5)	Open	June 27, 2022	-	-	-	9,221.25	1,073.54	85

(1)	Title for this Property is held by its underlying Series.

(2)	Reflected as of the date of this supplement. Each Series is offering up to a maximum of 100,000 Shares.

(3)	The Monthly Rental Income amount reflects the aggregate monthly rental payment payable under the lease agreements or expected monthly rental amounts for apartment units included in the Property, assuming a 100% occupancy rate for the Property, determined as of the date of this Offering Circular. See “Description of the Properties” in the Offering Circular for more information.

(4)	As of the date of this supplement, the apartment units underlying this Property are subject to lease agreements by and between Landa Properties and the Property’s tenants, to the extent such units are occupied. Landa Properties will assign the lease agreements to this Series in connection with the transfer of title of the Property to this Series. For more information about the lease terms for each apartment unit, please see the “Description of the Properties” in the Offering Circular.

(5)	This Property may have one or more apartment units that are currently vacant or may become vacant prior to the qualification of the offering statement of which the Offering Circular forms a part. In the event that one or more apartment units underlying this Property become vacant, this Property may earn less income, or may not earn any income at all, and the Manager will not earn its Management Fee on such unleased apartment units until the Manager enters into a new lease agreement with a tenant for such units. In the event that we enter into a new lease agreement for an apartment unit, we will disclose the new lease terms in a supplement to the Offering Circular, in an Offering Circular supplement filed post-qualification under Rule 253(g) of Regulation A, or in a current report on Form 1-U, as applicable. If the Property remains vacant after qualification of the offering statement, all fees and expenses will be paid using the Series’ Reserves or will be paid by the Manager. See “Description of the Properties” in the Offering Circular for more information.